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                               June 27, 2024

       Carl Kaeding
       President of Kaeding Development Group, LLC
       Auor Capital Fund V LLC
       7900 International Drive, Suite 910
       Bloomington, MN 55425

                                                        Re: Auor Capital Fund V
LLC
                                                            Amendment No. 2 to
Draft Offering Statement on Form 1-A
                                                            Submitted June 4,
2024
                                                            CIK No. 0002017115

       Dear Carl Kaeding:

                                                        We have reviewed your
draft offering statement and have the following comments.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
       Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Draft Offering Statement Submitted June 4, 2024

       Cover Page

   1.                                                   Please disclose here
that the Class B Units do not have voting rights.
       Description of the Property
       Property Valuation, page 18

   2. Please file as an exhibit the consent of GTRE Commercial. See Item 17(11) of Form 1-A.
       Exhibits

   3. Please file Exhibit 99.1, pro forma financials and projections. Also file a legal opinion as to the legality of the
Class B Units. See Item 17(12) of Form 1-A.
 Carl Kaeding
FirstName  LastNameCarl
Auor Capital Fund V LLCKaeding
Comapany
June       NameAuor Capital Fund V LLC
     27, 2024
June 27,
Page 2 2024 Page 2
FirstName LastName
Signatures, page III-2

4. Please identify the principal accounting officer. See Instructions to Signatures of Form 1-
         A.
General

5. We note that 99% of your total assets are held as an investment in Foxtail Hollow, LLC.
         Additionally, based on your disclosure on page 14, you are not registered as an investment company. Please provide your analysis whether you are subject to the regulations of the
         Investment Company Act of 1940, and if you are relying on any exemptions, describe the facts relied upon to make the exemption available. See Rule 251(b)(4) and Part I, Item 2 of Form 1-A.
6.       Given that the company   s sole purpose is to acquire a membership
interest in Foxtail
         Hollow, LLC (OpCo) and that the proceeds of the offering will be used to repay the outstanding obligations due under the R&S Note (the proceeds of which were used to acquire the interest in OpCo, and used by OpCo to develop the property), please provide your analysis as to why the Foxtail Hollow, LLC financial statements are not required in the offering circular.
7. We note that your fiscal year end is December 31. Please explain the use of four-month financial statements instead of the typical quarterly statements. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann
at 202-551-
3713 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Jeremy E. Warring